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                          February 1, 2023

       Alexander Cumbo
       Chief Executive Officer
       Solid Biosciences Inc.
       500 Rutherford Avenue
       Charlestown, MA 02129

                                                        Re: Solid Biosciences
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 26,
2023
                                                            File No. 333-269424

       Dear Alexander Cumbo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Caroline Dotolo, Esq.